January 23, 2025

Ameet Patel
Principal Executive Officer
Bally's Chicago, Inc.
100 Westminster Street
Providence, RI 02903

       Re: Bally's Chicago, Inc.
           Amendment No. 3 to
           Registration Statement on Form S-1
           Filed January 14, 2025
           File No. 333-283772
Dear Ameet Patel:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 16, 2024 letter.

Amendment No. 3 to Form S-1 filed January 14, 2025
General

1. Please revise throughout to provide clearer disclosure of the different Class A interests and the repayment of the loans. For instance, clearly disclose the impact the different purchase prices and allocation of loans will have on the ability to repay the loans and receive cash dividends. In this regard, to the extent the loans are paid off, it would appear the subordinated loans tied to Class A-3 Interests would be paid off first.
       Please also provide clearer disclosure of the impact the 11% interest would have upon the amount that would be required to repay the loans, especially in light of the disclosure that you do not expect to have cash available for distributions until 3 to 5
 January 23, 2025
Page 2

       years after the permanent casino and resort opens.
Prospectus Summary
Permanent Resort and Casino Run-Rate Performance, page 7

2. We note the revisions and response made to prior comment 2. Please balance the disclosure provided to also include estimated expenses associated with each illustrative example. Please also provide additional disclosure regarding the risks associated with these examples.
Illustrative Examples, page 24

3. We note the tabular information added in response to prior comment 3. Please further revise these tables to include in the table itself rather than the footnotes the amounts that each type of Class A Interest will be entitled to receive in the event of a sale of
       Bally's Chicago. The Assumed Total A-1 Subordinated Loans Outstanding amounts may be provided in the footnotes.
The Offering
Transfer Restrictions, page 37

4. We note your disclosure that the Class A Interests can transferred only after the
       Subordinated Loan attributable to such Interest has been paid in full and such Interests are converted to Class A-4 Interests. Please clarify how and when the Class A-1, A-2 and A-3 Interests will be converted into Class A-4 Interests, including whether they will be converted on a class basis upon payment of the subordinated loans attributable to such class or only when the subordinated loans for all classes have been repaid. Please also clarify whether there are any other restrictions on the ability of the
       Class A-1, A-2 and A-3 Interests to convert into Class A-4 Interests. Risk Factors
The regulatory framework which governs our business, and its interpretation, may be subject to change, page 62

5. We note your disclosure that if you are found to be in breach of your obligation to comply with such licensing requirements, then the Illinois Gaming Board may impose a financial penalty on you or impose other penalties, including removing or imposing conditions on the relevant gaming licenses. Please clarify whether the Illinois Gaming
       Board may refuse to renew your gaming license in the event you are not in compliance with the terms of the Host Agreement when such license is due for renewal every four years.
 January 23, 2025
Page 3

        Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Senet Bishoff, Esq.